Exhibit 99.5

1919 North Lynn Street, 7th Floor, Arlington, VA 22209 USA

T (703) 387-5800  F (540) 432-0953

(800) 788-0822

RosettaStone.com

February 20, 2009

PRIVATE AND CONFIDENTIAL

Roumen Vesselinov, Ph.D.

Visiting Assistant Professor

Queens College

City University of New York

New York City, NY

Re: Consent to Use of Data

Dear Dr. Vesselinov:

Rosetta Stone Inc. (“Rosetta Stone”) is contemplating an initial public offering of its common stock.  In connection with this offering, Rosetta Stone proposes to file a Form S-1 registration statement (“Registration Statement”) with the Securities and Exchange Commission.

We request your consent to cite, in the Registration Statement and all amendments thereto, certain data contained in the January, 2009 Final Report that we commissioned from you entitled “Measuring the Effectiveness of Rosetta Stone” and to cite you as the author of this study.   Specifically, we seek to include the following statement in the Registration Statement:

“Effective Products.  We believe our solutions are effective.  According to a January 2009 study we commissioned from Roumen Vesselinov, Ph.D, visiting assistant professor, Queens College, City University of New York, after 55 hours of study the average WebCAPE score will be at a level sufficient to fulfill the requirements for one semester of study in a college that offers six semesters of Spanish.  Statistically, the study concluded that such an outcome would occur with 95% confidence.   WebCAPE, which stands for Wed-based Computer Adaptive Placement Exam, is a standardized test which, according to their website, is used by over 500 colleges and universities for placement.  In addition, approximately 64% of the students participating in the study increased their oral proficiency by at least one level on a seven-level scale based on the American Council on the Teaching of Foreign Languages OPIc test, which is used worldwide by academic institutions, government agencies, and private corporations for evaluating oral language proficiency.”

If this is acceptable, please indicate your consent to our inclusion of this statement in the Registration Statement by countersigning this letter.  Please email or fax the executed consent to my attention at (703) 516-2192 or bghrist@rosettastone.com, and return the original executed consent to me at 1919 N. Lynn Street, Arlington, VA 22209.  Please call me at (703) 387-5919 if you have any questions.  Given the urgency of this request, you prompt attention to this matter is greatly appreciated.

Please note that Rosetta Stone has not made any public announcement of the proposed public offering and appreciates your maintaining the confidentiality of the subject matter of this letter.  In order not to jeopardize the offering, it is critical that you keep confidential Rosetta Stone’s plans with respect to its initial public offering.  Accordingly, please do not discuss the offering with third parties.

Sincerely,

ROSETTA STONE INC.

/s/ Bruce Ghrist
Bruce Ghrist
Vice President & Associate General Counsel

CONSENT GRANTED:

/s/ Roumen Vesselinov, Ph.D.
Roumen Vesselinov, Ph.D.

Date:	2/20/09